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                                                             Exhibit (a)(9)

CONTACT:  Tom Waldrop  (408) 765-8478 (press)
          Gordon Casey (408 765- 1679 (financial)


                        INTEL CORPORATION EXTENDS OFFER
                        FOR CHIPS AND TECHNOLOGIES, INC.


SANTA CLARA, Calif., August 28, 1997 -- Intel Corporation today announced that the expiration date of the $17.50 per share all cash tender offer by Intel's subsidiary, Intel Enterprise Corporation, for all outstanding shares of common stock of Chips and Technologies, Inc., has been extended until 8 p.m., New York City time, on October 17, 1997. This extension is the result of the previously announced Federal Trade Commission request for additional information concerning the transaction under the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

     As of the close of business on August 28, 1997, approximately 14,266,200 shares of common stock of Chips and Technologies, Inc., had been tendered in the tender offer. This constitutes approximately 64 percent of Chips and Technologies' shares outstanding as of commencement of the tender offer.

     Intel, the worlds largest chip maker, is also a leading manufacturer of personal computer, networking, and communications products. Additional information is available at www.intel.com/pressroom.